Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Investor Relations and Sustainability Manager
Tel: +(51) 958699760
E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR FIRST QUARTER 2023

Lima, Peru, April 26, 2023 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q23”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

1Q23 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 1Q22, unless otherwise stated)

●	Revenues decreased by 8.6%, mainly due to the impact of cyclone Yaku, causing severe rainfall in our area of influence, affecting our ability to ship cement for some days in March. Nonetheless, if we compare only the first two months of this year with the same period in 2022, revenues only decreased by 1.7%.

●	Sales volume of cement, concrete and precast decreased by 16.4%, mainly due to the above-mentioned reasons. Demand decreased by 23.4% in March as the continued rainfall and uncertainty about its duration affects the ability to build construction.

●	Consolidated EBITDA of S/120.7 million, a 5.3% decrease, mainly due to decreased revenues. However, this quarter’s EBITDA is similar to 4Q22.

●	Consolidated EBITDA margin of 25.1%, a 0.8 percentage point increase.

●	Net income of S/ 43.5 million, a 4.8% decrease mainly due to decreased revenues as mentioned above. However, when compared to 4Q22, net income increased 11.8%.

●	Payment of Senior Notes – On February 8, we paid the outstanding balance of our Senior Notes of US$131,612,000 using the Club Deal credit line.

	Financial and Operating Resutls
	1Q23	1Q22	% Var.
Cement, concrete and precast sales volume (MT)	738.6	883.8	-16.4%
In millions of S/
Sales of goods	480.0	525.4	-8.6%
Gross profit	160.6	165.0	-2.7%
Operating profit	86.7	93.6	-7.4%
Net income	43.5	45.7	-4.8%
Consolidated EBITDA	120.7	127.5	-5.3%
Gross Margin	33.5%	31.4%	2.1 pp.
Operating Margin	18.1%	17.8%	0.3 pp.
Net income Margin	9.1%	8.7%	0.4 pp.
Consolidated EBITDA Margin	25.1%	24.3%	0.8 pp.

2

MANAGEMENT COMMENTS

During this quarter, our country, and particularly the North of Peru was affected by heavy rains and landslides. During March, a cyclone, known as Yaku, reached northern Peru and mainly affected the regions of Tumbes, Piura, Lambayeque and La Libertad. This is an extremely rare meteorological event outside tropical area. Our sales were understandably affected by this event, mainly during March, when sales volume decreased by 23.4% as compared to the same period of 2022. Nonetheless, due to proper cost management and the decrease in the use of imported clinker, we were able to increase our EBITDA margin by almost 1 percentage point, reaching 25.1%. The outlook is still uncertain, especially considering that after the cyclone subsided, heavy rains started again during April due to the increase in the temperature of the ocean. We will continue to focus on efficiencies to deliver the best possible results in the current context.

We would like to turn the focus to two main issues that are extremely relevant in today’s complex climate context. First, we want to emphasize, as we have always done, that for Pacasmayo, people will always come first. During these difficult times, that have left many without a home, we have strived to help as much as possible in order to alleviate their losses. In the city of Pacasmayo, an area that is not usually severely affected by rain, floods or landslides, we acted promptly mitigating the devastating effects of cyclone Yaku. We deployed a detailed step-by-step plan that included: 1. Clearing the excess water, that in some areas was over 1-meter-high, 2. Cleaning the solid waste left after the water had been cleared, and 3. Sanitizing the streets. Unfortunately, in most of the country, sewage systems are still precarious, and when rain floods the streets, there’s the possibility of collapsed sewage systems, posing a very alarming safety threat. This is why the immediate clearing and sanitizing is an urgent matter in order to prevent more severe problems. Finally, we would like to mention that, despite the rainfall and flooding, our operations presented no relevant damages and the current construction for the optimization of our Pacasmayo plant has not suffered any delays.

The second issue that we would like to focus on, relates to the very evident need for preventive works and resilient construction. Weather patterns such as El Niño, that occurs periodically have devastating effects in our country’s infrastructure. Since these events are recurrent, and climate change is going to potentially make them stronger, more frequent and possibly less predictable, the way in which we build our infrastructure is key to prevent adverse effects. In our own experience, the concrete pavement used in over ten roads and avenues in Piura, has endured the heavy rainfall and flooding, much better than any other alternatives. In a similar manner, the preventive work we did in our quarry in Tembladera, by which we channeled the river, significantly reduced the impact of recent heavy rains in this area. We need to insist on the importance for these preventive works and demand that new construction works have a focus both on sustainability and resilience. Extreme climate patterns will continue, and we need to make sure that, as a country, we are prepared to face them.

To sum up, the start of 2023 has brought us some difficulties, which we are facing in the best possible manner, focusing on the support that our people and our country require. However, let us not forget that challenges bring opportunities; we are at a crucial moment to make a difference in the way we face the next natural disaster or climate phenomenon. As a company, we are prepared to tackle the challenge, not only with our products and services, but with our sustained drive for collaborative action, to make sure that sooner, rather than later, we live in a country that has infrastructure that is as resilient as its people.

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ECONOMIC OVERVIEW 1Q23:

During this quarter, economic activity, especially in the north of the country, was affected by the heavy rains, and landslides that occurred in March. A cyclone, known as Yaku, reached northern Peru and mainly affected the regions of Tumbes, Piura, Lambayeque and La Libertad. This phenomenon, and the rainy season in general, have so far left economic losses estimated in 4,000 million dollars according to Alonso Segura, former Finance Minister.

Unfortunately, after the cyclone ended, the rains have continued due to the increase in the temperature of the water, which is above its normal values in the northern and central areas of the Peruvian ocean. During the month of April there has been rainfall above normal, and it is expected to continue for at least a few more weeks.

It is important to mention that private investment contracted by 0.5% in 2022 and this trend is expected to continue during 2023. This contraction occurs in a scenario of slow recovery of business confidence, which would have a negative impact on the decisions of new investment projects.

At the political level, during 1Q23, there was some stabilization, marked by an improvement in the relationship between the Executive Branch and Congress. Additionally, the announced creation of the National Infrastructure Authority (ANI for its Spanish abbreviation), whose objective is to carry out infrastructure works, as well as disaster prevention tasks and control of hydrographic basins, has the potential to boost new projects in the medium term, especially considering the need to deal with the potential El Niño Phenomenon.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2019	2020	2021	2022	As of Feb-23	% part
Pacasmayo Group	2,615	2,576	3,625	3,437	3,364	23.9%
Imports	13	38	62	2	-	0.0%
Total	2,628	2,614	3,687	3,439	3,364	23.9%

Central Region (thousands of metric tons)

Plant	2019	2020	2021	2022	As of Feb-23	% part
UNACEM	5,316	4,172	5,838	6,297	6,252	44.3%
Caliza Inca	513	382	518	515	523	3.7%
Imports	663	493	630	202	157	1.1%
Total	6,492	5,047	6,986	7,014	6,932	49.2%

Southern Region (thousands of metric tons)

Plant	2019	2020	2021	2022	As of Feb-23	% part
Grupo Yura	2,584	2,019	2,895	3,047	2,897	20.5%
Imports	98	189	181	67	69	0.4%
Total	2,682	2,208	3,076	3,114	2,966	20.9%
Others	769	732	877	840	840	6.0%
Total, All Region	12,571	10,601	14,626	14,407	14,102	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

5

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	1Q23	1Q22	% Var.
Pacasmayo Plant	352.1	449.8	-21.7%
Rioja Plant	77.0	78.5	-1.9%
Piura plant	294.4	353.4	-16.7%
Total	723.5	881.7	-17.9%

Cement production volume at the Pacasmayo plant decreased by 21.7% in 1Q23 as compared to 1Q22 mainly due to decreased cement demand during March, as severe rainfall significantly reduced consumption.

In 1Q23, cement production volume at the Rioja plant decreased by 1.9%, mainly due to a moderation in demand.

Cement production volume at the Piura plant decreased by 16.7% in 1Q23, mainly due to decreased demand during Cyclone Yaku.

Total cement production volume decreased by 17.9% in 1Q23 as compared to 1Q22, mainly due to the above-mentioned temporary decrease in demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	1Q23	1Q22	% Var.
Pacasmayo Plant	230.0	231.7	-0.7%
Rioja Plant	64.0	61.0	4.9%
Piura Plant	257.6	275.0	-6.3%
Total	551.6	567.7	-2.8%

Clinker production volume at the Pacasmayo plant during 1Q23 decreased by 0.7%, as we continue to need all of our capacity to satisfy demand, even though it has decreased.

Clinker production volume at the Rioja plant increased 4.9% in 1Q23 as compared to 1Q22.

Clinker production volume at the Piura plant decreased by 6.3% in 1Q23 as compared to 1Q22 mainly due to the decrease in cement demand mentioned above.

Total clinker production volume decreased by 2.8% in 1Q23 when compared to 1Q22 mainly due to lower cement demand.

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Quicklime Production Volume

(thousands of metric tons)

	Production
	1Q23	1Q22	% Var.
Pacasmayo Plant	10.2	18.6	-45.2%

Quicklime production volume in 1Q23 decreased by 45.2% when compared to 1Q22 mainly due decreased demand.

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q23	1Q22	% Var.
Cement	48.6%	62.0%	-13.4 pp.
Clinker	61.3%	61.8%	-0.5 pp.
Quicklime	17.0%	31.0%	-14.0 pp.

Cement production utilization rate at the Pacasmayo plant decreased by 13.4 percentage points in 1Q23 when compared to 1Q22 mainly due to decreased cement demand.

Clinker production utilization rate in 1Q23 decreased by 0.5 percentage points despite decreased cement production, as we continue to require all of our available capacity to supply current demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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Quicklime production utilization rate in 1Q23 decreased by 14.0 compared to 1Q22 mainly due to temporary decrease in demand mentioned before.

Rioja Plant Utilization Rate

	Utilization Rate
	1Q23	1Q22	% Var.
Cement	70.0%	71.4%	-1.4 pp.
Clinker	91.4%	87.1%	4.3 pp.

The cement production utilization rate at the Rioja plant was 70.0% in 1Q23 1.4 percentage points lower than in 1Q22.

The clinker production utilization rate at the Rioja plant was 91.4% in 1Q23 4.3 percentage points higher than 1Q22, as we continue to utilize all our clinker capacity.

Piura Plant Utilization Rate

	Utilization Rate
	1Q23	1Q22	% Var.
Cement	73.6%	88.4%	-14.8 pp.
Clinker	100.0%	100.0%	N/R

The cement production utilization rate at the Piura plant was 73.6% in 1Q23, a 14.8 percentage point decrease when compared to 1Q22, mainly due to a temporary slowdown in demand this quarter because of the flooding as a result of cyclone Yaku.

The clinker production utilization rate at the Piura plant continues to be 100.0%, as we produced some clinker for inventory purposes.

Consolidated Utilization Rate

	Utilization Rate
	1Q23	1Q22	% Var.
Cement	58.6%	71.4%	-12.8 pp.
Clinker	79.4%	81.7%	-2.3 pp.

The consolidated cement production utilization rate decreased by 12.8 percentage points in 1Q23 when compared to 1Q22 in line with the decrease in cement demand, particularly in March.

The consolidated clinker production utilization rate decreased by only 2.3 percentage points in 1Q23 when compared to 1Q22, mainly due to the need to utilize all our capacity despite the decreased cement demand.

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FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	1Q23	1Q22	% Var.
Sales of goods	480.0	525.4	-8.6%
Gross Profit	160.6	165.0	-2.7%
Total operating expenses, net	-73.9	-71.4	3.5%
Operating Profit	86.7	93.6	-7.4%
Total other expenses, net	-23.5	-28.9	-18.7%
Profit before income tax	63.2	64.7	-2.3%
Income tax expense	-19.7	-19.0	3.7%
Profit for the period	43.5	45.7	-4.8%

During 1Q23, revenues decreased by 8.6%, as compared to 1Q22, mainly due to decreased sales volumes. Gross profit decreased by 2.7% in 1Q23 as compared to 1Q22 mainly due to the decrease in revenues, partially offset by lower costs as we decreased the amount of imported clinker used because of lower cement sales volume. Profit for the period decreased by 4.8% in 1Q23 as compared to 1Q22, primarily due to decreased sales, partially offset by some reduced costs and lower income tax expense.

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SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precast
	1Q23	1Q22	% Var.
Sales of goods	447.1	477.6	-6.4%
Cost of Sales	-288.0	-315.9	-8.8%
Gross Profit	159.1	161.7	-1.6%
Gross Margin	35.6%	33.9%	1.7 pp.

Sales of cement, concrete and precast decreased by 6.4% in 1Q23 when compared to 1Q22 mainly due to decreased sales volumes. Despite this decrease, gross margin increased 1.7 percentage point during 1Q23 when compared to 1Q22, mainly due to the reduction in the use of imported clinker.

Sales: cement

(in millions of Soles S/)

Sales of cement represented 90.8% of cement, concrete and precast sales during 1Q23

	Cement
	1Q23	1Q22	% Var.
Sales of goods	405.8	423.7	-4.2%
Cost of Sales	-248.6	-264.2	-5.9%
Gross Profit	157.2	159.5	-1.4%
Gross Margin	38.7%	37.6%	1.1 pp.

Sales of cement decreased by 4.2% in 1Q23 as compared to 1Q22 mainly due to lower sales volumes, particularly in March as heavy rainfall and consequent flooding affected demand and our ability to ship cement. Nonetheless, gross margin increased 1.1 percentage points in 1Q23 as compared to 1Q22, mainly due the reduction in the use of imported clinker.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 8.2% of cement, concrete, and precast sales during 1Q23.

	Concrete, pavement and mortar
	1Q23	1Q22	% Var.
Sales of goods	36.6	47.1	-22.3%
Cost of Sales	-34.0	-43.0	-20.9%
Gross Profit	2.6	4.1	-36.6%
Gross Margin	7.1%	8.7%	-1.6 pp.

Sales of concrete, pavement and mortar decreased by 22.3% during 1Q23 as compared to 1Q22, mainly due to decreased public and private investment and the negative effect the rainfall and flooding has in the construction sector. Gross margin decreased by 1.6 percentage points in 1Q23 as compared to 1Q22 mainly due to lower dilution of fixed costs.

10

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1% of cement, concrete, and precast sales during 1Q23.

	Precast
	1Q23	1Q22	% Var.
Sales of goods	4.7	6.8	-30.9%
Cost of Sales	-5.4	-8.7	-37.9%
Gross Profit	-0.7	-1.9	-63.2%
Gross Margin	-14.9%	-27.9%	13.0 pp.

During 1Q23, precast sales decreased by 30.9% as compared to 1Q22, mainly due to a decrease in sales volume for the public sector. Gross margin in 1Q23 was negative, mainly due to higher prices of raw materials and low dilution of fixed costs for heavy precast as, demand has stalled for lack of larger projects as well as the effects of the flooding during this quarter.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	1Q23	1Q22	% Var.
Sales of goods	11.1	14.4	-22.9%
Cost of Sales	-9.5	-13.3	-28.6%
Gross Profit	1.6	1.1	45.5%
Gross Margin	14.4%	7.6%	6.8 pp.

During 1Q23, quicklime sales decreased by 22.9%, when compared to 1Q22 mainly due to decreased sales volume. However, gross margin increased 6.8 percentage points in 1Q23, because of lower prices of raw materials, as well as our focus on higher margin products.

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Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	1Q23	1Q22	% Var.
Sales of goods	21.8	33.4	-34.7%
Cost of Sales	-21.9	-31.1	-29.6%
Gross Profit	-0.1	2.3	N/R
Gross Margin	-0.5%	6.9%	-7.4 pp.

During 1Q23, construction supply sales decreased by 34.7% when compared to 1Q22, and gross margin decreased by 7.4 percentage point, in line with the temporary decrease in sales of cement and other construction materials because of the rainfall and flooding in March.

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	1Q23	1Q22	% Var.
Personnel	31.7	26.8	18.3%
Third-party services	18.2	16.8	8.3%
Board of directors	1.5	1.5	N/R
Depreciation and amortization	4.3	3.9	10.3%
Other	2.0	4.4	-54.5%
Total	57.7	53.4	8.1%

Administrative expenses increased 8.1% in 1Q23 as compared to 1Q22, mainly due to increased personnel expenses as a result of increased workers’ profit sharing and an increase in salaries in line with inflation.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

12

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	1Q23	1Q22	% Var.
Personnel	10.2	10.4	-1.9%
Advertising and promotion	2.1	2.0	5.0%
Third-party services	1.5	1.8	-16.7%
Other	3.7	2.8	32.1%
Total	17.5	17.0	2.9%

Selling expenses increased slightly, 2.9% in 1Q23 when compared to 1Q22, mainly due to expenses related to the development of digital platforms.

EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	1Q23	1Q22	% Var.
Net Income	43.5	45.7	-4.8%
+ Income tax expense	19.7	19.0	3.7%
- Finance income	-1.4	-0.6	N/R
+ Finance costs	25.7	22.8	12.7%
+/- Net loss on the valuation of trading derivative financial instruments	-	0.1	N/R
+/- Net loss from exchange rate	-0.8	6.5	N/R
+ Depreciation and amortization	34.0	34.0	-0.3%
Consolidated EBITDA	120.7	127.5	-5.3%

Consolidated EBITDA decreased by 5.3% in 1Q23 when compared to 1Q22, mainly due to the temporary decrease in demand, especially during March due to the negative effects of cyclone Yaku.

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Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of March 31, 2023, the cash balance was S/45.3 million (US$ 12.0 million). This balance includes certificates of deposit in the amount of S/ 9.0 million (US$ 2.4 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 5.5	7.18%	March 31, 2023	April 4, 2023
Banco de Crédito del Perú	S/. 3.5	7.18%	March 31, 2023	April 3, 2023

	S/. 9.0

The remaining balance of S/ 36.3 million (US$ 9.6 million) is held mainly in the Company’s bank accounts, of which US$ 4.6 million are denominated in US dollars and the balance in Soles.

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	307.3	312.7	312.7	687.3	1,620.0
Future interest payments	100.7	147.3	111.1	100.3	459.4
Total	408.0	460.0	423.8	787.6	2,079.4

As of March 31, 2023, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,612.2 million (US$ 428.2 million). This debt is primarily composed by the two issuance of the local bond issued in January, 2019 and part of the club deal obtained last year. In February 2023, we paid in full the outstanding balance of US$ 131,612,000 related to our 4.50% Senior Notes due 2023 at maturity using proceeds from the Club Deal credit line, and we also settled the US$ 132,000,000 in related derivative financial instruments.

As of March 31, 2023, Net Adjusted Debt/EBITDA ratio was 3.2 times.

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Capex

(in millions of Soles S/)

As of March 31, 2023 the Company invested S/ 76.2 million (US$ 20.2 million), allocated to the following projects:

1Q23
Projects
Pacasmayo Plant Projects	72.9
Concrete and aggregates equipment	2.5
Rioja Plant Projects	0.4
Piura Plant Projects	0.4
Total	76.2

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ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.765 per US$ 1.00, which was the average exchange rate, reported as of March 31, 2023 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2023 (unaudited) and December 31,2022 (audited)

	As of Mar-23	As of Dec-22
	S/ (000)	S/ (000)
Assets
Current Assets
Cash and cash equivalents	45,273	81,773
Other financial instruments	-	86,893
Trade and other receivables, net	101,735	101,491
Income tax prepayments	12,137	8,268
Inventories	930,233	884,969
Prepayments	26,204	25,059
Total current assets	1,115,582	1,188,453

	As of Mar-23	As of Dec-22
	S/ (000)	S/ (000)
Non-current assets
Trade and other receivables, net	43,546	43,543
Financial instruments designated at fair value through OCI	274	274
Property, plant and equipment, net	2,048,678	2,007,838
Intangible assets, net	58,651	56,861
Goodwill	4,459	4,459
Deferred income tax assets	9,158	9,005
Right-of-use assets	3,209	3,639
Other assets	86	89
Total non-current assets	2,168,061	2,125,708
Total assets	3,283,643	3,314,161

	As of Mar-23	As of Dec-22
	S/ (000)	S/ (000)
Liabilities and equity
Current liabilities
Trade and other payables	219,738	284,554
Financial obligations	306,055	618,907
Lease liabilities	2,004	2,005
Income tax payable	17,184	16,340
Provisiones	42,480	31,333
Total current liabilities	587,461	953,139

	As of Mar-23	As of Dec-22
	S/ (000)	S/ (000)
Non-current liabilities
Financial obligations	1,306,153	974,264
Lease liabilities	1,798	2,350
Provisions	15,881	47,638
Deferred income tax liabilities	132,208	141,635
Total non-current liabilities	1,456,040	1,165,887
Total liabilities	2,043,501	2,119,026

	As of Mar-23	As of Dec-22
	S/ (000)	S/ (000)
Equity
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares holds in Treasury shares	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	-16,272	-17,787
Retained earnings	312,110	268,618
Total Equity	1,240,142	1,195,135
Total liability and equity	3,283,643	3,314,161

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CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three-month periods ended March 31, 2023 and 2022 (both unaudited)

	1Q23	1Q22
	S/ (000)	S/ (000)
Sales of goods	479,995	525,409
Cost of sales	-319,400	-360,444
Gross profit	160,595	164,965

Operating income (expenses)
Administrative expenses	-57,729	-53,389
Selling and distribution expenses	-17,534	-16,970
Other operating (expenses) income, net	1,403	-1,024
Total operating expenses , net	-73,860	-71,383

Operating profit	86,735	93,582

Other income (expenses)
Finance income	1,355	558
Financial costs	-25,721	-22,795
Accumulated net loss due on settlement of derivative financial instruments	19	-109
Loss from exchange difference, net	823	-6,514

Total other expenses, net	-23,524	-28,860

Profit before income tax	63,211	64,722

Income tax expense	-19,719	-18,997

Profit for the period	43,492	45,725

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.10	0.11

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended March 31, 2023, 2022 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Investments shares hold in treasury	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the period	-	-	-	-	-	-	-	45,725	45,725
Other comprehensive income	-	-	-	-	-	-	1,442	-	1,442
Total comprehensive income	-	-	-	-	-	-	1,442	45,725	47,167

Balance as of March 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(2,783)	317,320	1,242,972

Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the period	-	-	-	-	-	-	-	43,492	43,492
Other comprehensive income	-	-	-	-	-	-	1,520	-	1,520
Other	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	1,520	43,492	45,007
Balance as of March 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	312,110	1,240,142

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